UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:          3235-0104
                          Expires:    September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Verizon Communications Inc. ("Verizon Communications")
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     (Last)                         (First)                      (Middle)

1095 6th Avenue, 30th Floor
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                                   (Street)

New York                             NY                               10036
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     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

             11/14/00
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

     Price Communications Corporation (PR)
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5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
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 X  Form filed by More than One Reporting Person
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             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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
Common Stock, $.01 par value                              0                      Not applicable.        Not applicable.










Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                                                                       (Over)
* If the form is filed by more than one reporting person, see Instruction                                            SEC 1473 (7-96)
   5(b)(v).

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or       ship         of In-
                                  Date (Month/Day/ Year)         Derivative Securities      Exercise      Form of      direct
                                  -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                  Date           Expira-       -------------------------    Derivative    ative        ficial
                                  Exer-          tion             Title           Amount    Security      Security:    Owner-
                                  cisable        Date                             or                      Direct       ship
                                                                                  Number                  (D) or      (Instr.
                                                                                  of                      Indirect     5)
                                                                                  Shares                  (I)
                                                                                                          (Instr.
                                                                                                          5)
------------------------------------------------------------------------------------------------------------------------------------
None.












Explanation of Responses:

Verizon Wireless Inc. ("Verizon Wireless") is a wholly owned subsidiary of        VERIZON COMMUNICATIONS INC.
Verizon Communications. Verizon Wireless VERIZON COMMUNICATIONS has entered
into a Voting Agreement with certain holders of the common stock of Issuer        By: /s/ Marianne Drost         November 27, 2000
whereby such stockholders INC. have, among other things, agreed to vote in           --------------------------  ------------------
favor of the acquisition by Verizon Wireless of certain assets of Issuer             Name:  Marianne Drost       Date
pursuant to a Transaction Agreement dated November 14, 2000 between Verizon          Title: Corporate Secretary
Wireless and Issuer and certain of their affiliates. The foregoing statement is qualified in its entirety by reference to the text of the Voting Agreement which is reproduced as exhibit to the Schedule 13D filed the date hereof by both
Verizon Communications and  erizon Wireless. Verizon Communications and Verizon
Wireless hereby disclaim beneficial ownership of the common stock and this
statement shall not be construed as an admission that Verizon Communications      VERIZON WIRELESS INC.
and Verizon Wireless are, for any or all purposes, the beneficial owners of the
securities covered by this statement.                                             By: /s/ S. Mark Tuller         November 27, 2000
                                                                                     --------------------------  ------------------
                                                                                     Name:  S. Mark Tuller       Date
Other Reporting Persons:                                                             Title: Vice President and
Verizon Wireless Inc.,180 Washington Valley Road, Bedminster, NJ 07921.                     Secretary

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays                                                   Page 2
a currently valid OMB Number.                                                                                        SEC 1473 (7-96)

